UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Sonal Kapasi

Bharti Global Limited

1st Floor, Le Masurier House La Rue Le Masurier

St. Helier, Jersey Channel Islands JE24YE

Telephone: +44 1534 520442

with a copy to:

Christopher E. Austin

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Global Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Jersey, Channel Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 7,877,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 7,877,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 7,877,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 10.6%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 74,376,025 Common Shares (as defined below) outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2016.

 SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Overseas Private Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delhi, India
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 7,877,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 7,877,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 7,877,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 10.6%*
14	Type Of Reporting Person CO

* The calculation assumes that there are a total of 74,376,025 Common Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2016.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common shares, par value $0.01 per share (the “Common Shares”), of Triton International Limited, a Bermuda exempted company (the “Issuer”).  The Issuer’s principal executive offices are located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Item 2.	Identity and Background

(a) and (f).

This Statement is being filed pursuant to Rule 13d-1(a) under the Act, by:

(i)	Bharti Global Limited, a private limited company formed under the laws of Jersey (“BGL”); and
(ii)	Bharti Overseas Private Limited, a private limited company formed under the laws of India (“BOPL”, and together with BGL, the “Reporting Persons”).

BOPL is the sole shareholder of BGL, which holds 7,877,590 Common Shares. Because of BOPL’s relationship to BGL, BOPL may be deemed to beneficially own the Common Shares held directly by BGL.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of (i) BGL and (ii) BOPL is set forth on Schedule I.

The Reporting Persons have entered into a joint filing agreement dated as of February 27, 2017, a copy of which is attached hereto as Exhibit A.

(b)       The address of the principal business office of BGL is:

1st Floor, Le Masurier House

La Rue Le Masurier

St. Helier, Jersey, JE2 4YE

Attention: Sonal Kapasi

The address of the principal business office of BOPL is:

Bharti Crescent, 1, Nelson Mandela Road, Vasant Kunj

Phase – II, New Delhi

Delhi, India, 110070

Attention: Puneet Tandon

(c)        BGL, through its direct and indirect subsidiaries, is principally engaged, and has interests in, the businesses of, among other things, telecommunications, satellite communications, hospitality, oil & gas, and intermodal container leasing.  BOPL is principally engaged in the business of the promotion, undertaking, performance or acquisition (on its own or through partnerships, alliances or other arrangements, whether in India or abroad) of businesses relating to (a) information technology, telecommunications and other related services, infrastructure and networks, (b) computer hardware, software, programs and applications, (c) electronic equipment and security systems, (d) farming and agricultural products and (e) insurance products.

(d)        During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

In connection with the closing of the transactions (the “Mergers”) contemplated by the transaction agreement, dated as of November 9, 2015 (the “Transaction Agreement”), by and among TAL International Group, Inc., a Delaware corporation, the Issuer, Triton Container International Limited, a Bermuda exempted company (“Triton”), Ocean Delaware Sub, Inc., a Delaware corporation and Ocean Bermuda Sub Limited, a Bermuda exempted company (which entity, along with Ocean Delaware Sub, Inc., was merged out of existence upon the closing of the Mergers), on July 12, 2016, ICIL Triton Holdings, L.P., a Bermuda exempted limited partnership (“ICIL-Triton”), received, in exchange for its 9,863,565.20 common shares of Triton, an aggregate of 7,877,590 Common Shares.

On February 27, 2017, those 7,877,590 Common Shares were transferred to BGL through a pro rata distribution to a wholly-owned subsidiary of BGL and series of transactions among wholly-owned subsidiaries of BGL in reliance upon exemptions from registration under the Securities Act of 1933, as amended.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons beneficially own the Common Shares as an investment. Subject to the terms of the Shareholders Agreement (as defined and described further below), the Reporting Persons from time to time may decide to increase or decrease their investment in the Issuer through transfers of Common Shares in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and trading volume of the Common Shares, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors the Reporting Persons consider relevant.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the individuals listed in Schedule I, have no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b).

The following disclosure assumes that there is a total of 74,376,025 Common Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2016.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own, in the aggregate, 7,877,590 Common Shares, which constitutes approximately 10.6% of the outstanding Common Shares.

By virtue of their equity interests in the Issuer and the rights and obligations under the Shareholders Agreement (as defined below), the Warburg Pincus Entities (as defined below), certain of their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Act, exercising voting and investment control over the Common Shares held by the Reporting Persons and the Warburg Pincus Entities. This filing shall not be deemed an admission that the Reporting Persons, the Warburg Pincus Entities and Tulip Growth PCC Limited (“Tulip”) constitute a “group” for purposes of Section 13(d) of the Act and the Reporting Persons expressly disclaim membership in any such group and beneficial ownership with respect to any other Common Shares, including the Common Shares held by the Warburg Pincus Entities, except to the extent of its pecuniary interest therein. Except as set forth in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Common Shares.

Pursuant to Rule 13d-4 of the Act, BOPL herein states that this Schedule 13D shall not be deemed an admission that it is the beneficial owner of any of the Common Shares of the Issuer reported in this Schedule 13D. BOPL disclaims beneficial ownership of the Common Shares of the Issuer, except to the extent of its pecuniary interest in such Common Shares.

(c)            Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Schedule I, has engaged in any transaction during the past 60 days in any Common Shares.

(d)           To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported herein as beneficially owned by the Reporting Persons.

(e)             Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Shareholders Agreement

On December 20, 2016, BGL entered into a joinder agreement (the “Joinder Agreement”) to that certain Sponsor Shareholders Agreement (Warburg Pincus), by and among (i) the Issuer, (ii) Warburg Pincus (Callisto-II) Private Equity X, L.P., Warburg Pincus (Europa-II) Private Equity X, L.P., Warburg Pincus (Ganymede-II) Private Equity X, L.P., Warburg Pincus X Partners, L.P., and ICIL Triton Holdings, L.P. (collectively, the “Warburg Pincus Entities”) and (iii) Tulip (BGL, together with the entities in subclauses (ii) and (iii) above and any other holders of Common Shares that become party to the Shareholders Agreement, the “Sponsor Shareholder Group”, and each a “Sponsor Shareholder”) (as amended, the “Shareholders Agreement”). The Shareholders Agreement sets forth certain governance arrangements and contains various provisions relating to, among other things, board designation rights, the acquisition of additional equity interests in the Issuer, prohibitions on taking certain actions relating to the Issuer, transfer restrictions, voting agreements and registration rights. The Shareholders Agreement also provides that, whenever the Sponsor Shareholder Group is permitted or required to exercise any right (including any right to consent or object to any action) or take any action under the Shareholders Agreement, any instrument in writing, executed by Sponsor Shareholders beneficially owning at least seventy-five (75%) of the Common Shares beneficially owned by the Sponsor Shareholder Group, shall constitute the valid exercise of such right or taking of such action by the Sponsor Shareholder Group.

Board Designation Rights

The Shareholders Agreement contains provisions related to the composition of the the board of directors of the Issuer (the “Board”) and the committees thereof. In particular, for so long as the Sponsor Shareholder Group beneficially owns a number of Common Shares representing (i) fifty percent (50%) or more of the Common Shares beneficially owned by the Sponsor Shareholder Group upon the date of closing of the Mergers, the Sponsor Shareholder Group shall have the right to designate to the Board two Warburg Pincus Directors (each, a “Warburg Pincus Director”), (ii) greater than or equal to twenty percent (20%), but less than fifty percent (50%) beneficially owned by the Sponsor Shareholder Group upon the date of closing of the Mergers, the Sponsor Shareholder Group shall have the right to designate to the Board one Warburg Pincus Director and (iii) less than twenty percent (20%) beneficially owned by the Sponsor Shareholder Group upon the date of closing of the Mergers, the Sponsor Shareholder Group shall not have the right to designate a director to the Board. To the extent that such Warburg Pincus Directors are not included in the initial Board, the nomination of such Warburg Pincus Directors shall be subject to the approval of the Issuer’s Nominating and Corporate Governance Committee and the approval of the Board. Pursuant to the terms of the Shareholders Agreement, the Sponsor Shareholder Group is entitled to designate a replacement for each Warburg Pincus Director (subject to the approval of the Issuer’s Nominating and Corporate Governance Committee) upon any vacancy of such position. To the extent permitted under applicable regulations of the New York Stock Exchange, for so long as either the Sponsor Shareholder Group or the Vestar Shareholder Group (as defined in the Shareholders Agreement) is entitled to and has designated one director who meets the applicable independence requirements (a “Designated Sponsor Director”), each of the Nominating and Corporate Governance Committee of the Board and the Compensation Committee of the Board will include at least one Designated Sponsor Director. Prior to BGL’s execution of the Joinder Agreement, the Sponsor Shareholder Group had designated David A. Coulter and Simon R. Vernon as the Warburg Pincus Directors and Mr. Coulter serves as a member of the Nominating and Corporate Governance Committee and on the Compensation Committee of the Board.

Voting

The Shareholders Agreement further provides that, for so long as the Sponsor Shareholder Group beneficially owns at least 5% of the Common Shares then issued and outstanding, each member of the Sponsor Shareholder Group (including BGL) is obligated to vote (a) 55% of its Common Shares in the same proportion as the votes cast by the shareholders of the Issuer other than Sponsor Shareholders or their affiliates in any election or removal of directors (other than in certain specified circumstances), and the remaining 45% of its Common Shares in favor of the slate of directors nominated by the Nominating and Corporate Governance Committee of the Issuer, and (b) 100% of its Common Shares in the same proportion as the votes cast by the shareholders of the Issuer other than Sponsor Shareholders or their affiliates in any vote or consent on a shareholder proposal or extraordinary transaction, unless approved by the Board and, in the case of an extraordinary transaction, such extraordinary transaction provides for equal treatment of all Common Shares.

Restrictions on Transfer

For so long as the Sponsor Shareholder Group beneficially owns more than 5% of the Common Shares then issued and outstanding, the Shareholders Agreement generally restricts the transfer of the Common Shares held by a Sponsor Shareholder, subject to certain exceptions, which include certain sales pursuant to registration statements, and extraordinary transactions that are approved by the Board and provide for equal treatment of all Common Shares and transfers that are otherwise approved by the Board.

Standstill

The Sponsor Shareholder Group is subject to customary standstill restrictions preventing it, subject to certain exceptions, from acquiring additional Common Shares or taking other specified actions with respect to the Issuer. The standstill provision terminates on the date on which the Sponsor Shareholder Group beneficially owns 5% or less of the Common Shares then issued and outstanding.

Registration Rights

The Shareholders Agreement provides each Sponsor Shareholder with certain agreed-upon registration rights with respect to the Common Shares. These include (i) demand registration rights; (ii) ongoing shelf registration rights, once the Issuer is shelf registration statement eligible; and (iii) piggyback registration rights. The Issuer is obligated to pay all registration expenses (other than underwriting discounts and selling commissions) in connection with any demand registration, shelf registration or piggyback registration.

Termination

Certain rights and obligations of BGL under the Shareholders Agreement will automatically cease if BGL no longer holds any Common Shares.

The foregoing description of the terms of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is filed as Exhibit C hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and between the Reporting Persons, dated as of February 27, 2017.
Exhibit B	Joinder Agreement to the Sponsor Shareholders Agreement (Warburg Pincus), by and between BGL and the Issuer, dated as of December 20, 2016.
Exhibit C	Sponsor Shareholders Agreement (Warburg Pincus), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Warburg Pincus), dated as of July 11, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 27, 2017

BHARTI GLOBAL LIMITED

By:	/s/ SONAL KAPASI
Name:	Sonal Kapasi
Title:	Authorized Signatory

BHARTI OVERSEAS PRIVATE LIMITED

By:	/s/ PUNEET TANDON
Name:	Puneet Tandon
Title:	Authorized Signatory

SCHEDULE I

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Bharti Global Limited

1. Mr. Paul Francis Carney

  Citizenship: British
  Business address: 43/45 La Motte Street, St. Helier, JE4 8SD, Jersey
  Principal occupation: Director of Bharti Global Limited

2. Mr. Bashirali Abdulla Currimjee

  Citizenship: Mauritian
  Residence/business address: 38 Royale Road, Port Louis, Mauritius
  Principal occupation: Director of Bharti Global Limited

3.  Ms. Sonal Kapasi

  Citizenship: Indian
  Business address:  1st Floor, Le Masurier House; La Rue Le Masurier; St. Helier; Jersey, JE2 4YE
  Principal occupation: Director of Bharti Global Limited

4. Mrs. Nyna Mittal

  Citizenship: British
  Residence/business address: 32, Chelsea park Gardens, London, SW3 6AB
  Principal occupation:  Director of Bharti Global Limited

5.  Mr. Shravin Bharti Mittal

  Citizenship: British
  Residence/business address: Flat 8, 31-32 Ennismore Gardens, London, SW7 1AE, United Kingdom
  Principal occupation: Director of Bharti Global Limited

6.  Mr. Neel Sahai

  Citizenship: British
  Residence/business address: 43/45 La Motte Street, St. Helier, JE4 8SD, Jersey
  Principal occupation: Director of Bharti Global Limited

7.  Ms. Jantina Catharina Van De Vreede

  Citizenship: Dutch
  Residence/business address: Nicolaas Witsenkade 41B, Amsterdam, 1017 ZV, The Netherlands
  Principal occupation: Director of Bharti Global Limited

8. Mr. John Graeme Paton (Alternate Director to Messrs. Carney and Sahai)

  Citizenship: British
  Residence/business address: 43/45 La Motte Street, St. Helier, JE4 8SD, Jersey
  Principal occupation: Director of Bharti Global Limited

9.  Minerva Officer Limited (Alternate Director to Messrs. Carney and Sahai)

  Place of incorporation: Jersey
  Registered office address: 43/45 La Motte Street, St. Helier, JE4 8SD, Jersey

10. Minerva Trust Company Limited (Secretary)

  Place of incorporation: Jersey
  Registered office address: 45/45 La Motte Street, St. Helier, JE4 8SD, Jersey

Bharti Overseas Private Limited

1. Mr. Rakesh Bharti Mittal

  Citizenship: Indian
  Residence/business address: 4. Pearl line, DLF Forms, 110074, Chhatarpur, Delhi, India
  Principal occupation: Director of Bharti Overseas Private Limited

2. Mr. Sunil Bharti Mittal

  Citizenship: Indian
  Residence/business address: 19 Amrita Shergil Marg, 110003, New Delhi, Delhi, India
  Principal occupation: Director of Bharti Overseas Private Limited

3. Mr. Rajan Bharti Mittal

  Citizenship: Indian
  Residence/business address: E-9/17, Vasant Vihar Vasant Marg, 110057, New Delhi, Delhi, India
  Principal occupation: Director of Bharti Overseas Private Limited

4. Mr. Akhil Kumar Gupta

  Citizenship: Indian
  Residence/business address: B-27 Maharani Bagh, 110065, New Delhi, Delhi, India
  Principal occupation: Director of Bharti Overseas Private Limited

INDEX TO EXHIBITS

Exhibit A	Joint Filing Agreement, by and between the Reporting Persons, dated as of February 27, 2017.
Exhibit B	Joinder Agreement to the Sponsor Shareholders Agreement (Warburg Pincus), by and between BGL and the Issuer, dated as of December 20, 2016.
Exhibit C	Sponsor Shareholders Agreement (Warburg Pincus), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Warburg Pincus), dated as of July 11, 2016).